

April 30, 2013

Via E-mail
Michael H. Thaman
Chief Executive Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re:** **Owens Corning**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2013**
> **File No. 1-33100**

Dear Mr. Thaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Charges Related to Cost Reduction Actions, page 24

2. Please show us how you will revise your future filings to more fully explain the specific cost reduction actions taken in 2012 that resulted in $136 million of charges. For example, you mention "closure or optimization of certain facilities, primarily in Europe" on page 25 and "other actions that align with our objectives in that region" on page 73. It is unclear what specific circumstances prompted you to restructure your operations in this region. Please more fully describe the location of the facilities closed, the reasons why those facilities were chosen, and explain the nature of the "other actions" taken. On pages 24 and 73, you make reference to $85 million of restructuring charges recognized during 2012 which include $55 million of accelerated depreciation and $30 million of "other related charges". Please clarify the specific circumstances that led to $55 million of accelerated depreciation charges and more fully describe what $30 million of "other related charges" represent. Please consider similar revisions to your financial statement footnote disclosures as well.

Segment Results, page 26

3. In future filings, when you attribute changes in your results of operations to multiple factors, please quantify the extent to which such changes are attributable to each factor. For example, when discussing 2012 net sales as compared to 2011 net sales in the Composites segment, you reference changes in product mix, sales volumes, and selling prices without quantifying the changes in these factors. You provide similar disclosure in the discussion of net sales and EBIT for the Building Materials segment. With a view toward future disclosure, please show us what your revised disclosure would have looked like for 2012. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity, Capital Resources and Other Related Matters, page 31

Tax Net Operating Losses, page 33

4. We note that your earnings before taxes significantly declined for during 2012 as compared to 2011 while your valuation allowance increased from $187 million at December 31, 2011 to $228 million at December 31, 2012. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize the remaining $1.3 billion of deferred tax assets as of December 31, 2012. Please ensure your disclosure addresses each of the following points, as appropriate:

- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets.   Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

- Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

- To the extent you are relying on the reversal of your deferred tax liabilities in your assessment of the realizability of your deferred tax assets, please disclose this fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 16-25 of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.

Audited Consolidated Financial Statements, page 48

Consolidated Statements of Cash Flows, page 55

5. We note that you aggregate all of the cash flow changes in working capital into a single line item within the operating activities section of your cash flow statement. Please revise either the face of your cash flow statement or your financial statement footnotes to separately report all major class of reconciling items, including but not limited to changes in receivables, inventories, and accounts payable. Please refer to ASC 230-10-45-29.

6. Please tell us and revise your future filings to clarify if you account for the transfer of receivables sold under the securitization facility as sales of financial assets or as secured borrowings in accordance with ASC 860. If the receivables sold were accounted for as true sales, please also tell us how you considered the provisions of ASC 230-10-45-16(a) in deciding to classify cash flows associated with your receivables securitization facility as financing activities.

18. Contingent Liabilities and Other Matters, page 83

7. Please refer to paragraphs ASC 450-20-50 and show us how you will revise your discussion on page 84 to disclose whether you have determined the likelihood of incurring losses in connection with any legal matters (including but not limited to environmental matters) to be probable, reasonably possible or remote. For any of the matters where you have determined the likelihood of incurring losses is reasonably possible, please revise to disclose one of the following:

- Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

Michael H. Thaman
Owens Corning
April 30, 2013
Page 4

- Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or
- Indicate that the amount cannot be estimated. To the extent the amount cannot be estimated, please revise to briefly explain the reasons why and estimate cannot be made.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 23

Compensation Discussion and Analysis, page 26

8. As previously requested in our letter dated April 28, 2010, in future filings, please disclose, as applicable, whether your officers and directors are in compliance with your stock ownership guidelines.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief